GRT Securities, LLC
Statements of Financial Condition
December 31, 2021

Assets		
Cash	$	36,511
Prepaid expenses		15,444
Total assets		51,955
Liabilities and Member's equity		
Accounts payable		15,751
Member's equity		36,204
Total liabilities and Member's equity	$	51,955